UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

The Macerich Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

554382101

(CUSIP Number)

The passive investment trust

c/o Sharon Berger, Trustee

167 Overlook Road

New Rochelle, NY 10804

steve wolosky, Esq.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554382101

1	NAME OF REPORTING PERSON

THE PASSIVE INVESTMENT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,175,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,175,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,175,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 554382101

1	NAME OF REPORTING PERSON

MYSC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 554382101

1	NAME OF REPORTING PERSON

SHARON BERGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,175,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,175,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,175,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 554382101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Following the execution of the New Limited Waiver (as defined in Item 6 below), MYSC LCC will no longer be a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 1 to the Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 5, 2020, the Trust entered into certain amended agreements with the Issuer (the “New Limited Waiver”), pursuant to which, the Board agreed to grant a limited waiver under the Issuer’s Articles of Amendment and Restatement, as amended (the “Charter”), which authorizes the Trust and certain of its affiliates (the “Investors”) to Beneficially Own (as defined in the Charter), in the aggregate, up to 14.9% of the Issuer’s outstanding Shares (the “Ownership Limit”). Pursuant to the New Limited Waiver, the Investors have agreed to, among other things, (i) hold the Shares in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Issuer, (ii) abide by certain trading restrictions in order to maintain the Issuer’s status as a Real Estate Investment Trust (“REIT”), and (iii) if the Investors own in excess of 5% of the outstanding Shares, to vote all such Shares owned in excess of such percentage in accordance with the recommendations of the Board. In addition, the Board may reduce the Ownership Limit to 9.9% if it determines that the Investors’ or any Investor Holders’ (as defined in the New Limited Waiver) ownership of a tenant of the Issuer is reasonably likely to cause the Issuer or any of its applicable subsidiaries to fail to qualify as a REIT and the Investors shall dispose of an amount of Shares such that they do not Beneficially Own more than 9.9% of the Shares.

The New Limited Waiver shall terminate on the earliest of (a) the date the Investors do not Beneficially Own Shares in excess of the Ownership Limit, (b) the earliest date on which any of the representations, warranties, agreements or undertakings made by the Investors in connection with the New Limited Waiver are no longer true, (c) the earliest date on which any of the terms and conditions of the New Limited Waiver are no longer true or accurate, or otherwise have been violated, or (d) such other date to be agreed upon by the Investors and the Issuer.

The full text of the New Limited Waiver is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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CUSIP No. 554382101

On October 7, 2020, the Reporting Persons who will remain Reporting Persons following the filing of this Amendment No. 1 to the Schedule 13D entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	New Limited Waiver, by and among The Passive Investment Trust and the Issuer, dated October 5, 2020.
99.2	Joint Filing Agreement by and among The Passive Investment Trust and Sharon Berger, dated October 7, 2020.

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CUSIP No. 554382101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2020

the passive investment trust

By:	/s/ Sharon Berger
Name: Sharon Berger
Title: Trustee

MYSC LLC

By:	/s/ Sharon Berger
Name: Sharon Berger
Title: Manager

/s/ Sharon Berger
SHARON BERGER

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